Exhibit 99.6

March 20, 2008	URA – TSX.V

Property Exploration Update

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) would like to announce the Company will not be exercising its option to purchase its 100% interest for the Skoonka Property, which includes 96 claims covering 1,942 hectares known as the B4, B5 and B6 claims in the Skoonka Creek area of British Columbia. The Company has completed preliminary work on this project including two (2) drill holes and does not view the results as favorable. The Company is focusing on its uranium projects in the Four Corners region of the United States and its Otish Basin uranium projects in Quebec.

Management is preparing a comprehensive strategy for the continued development of its uranium projects, which includes additional work on the Joseph claims located near the Utah border in Colorado. The Company previously announced on March 17th, 2008 the filing of a Notice of Intent with the Colorado Division of Reclamation, Mining and Safety, to open up a plugged air vent at the Company's Joseph Uranium / Vanadium project. Clearing the air vent will provide for clean air in the underground complex and allow the Company to begin preparation for future production.

About Anglo Canadian Uranium Corp.

Anglo-Canadian Uranium is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

 “Len J.Harris”

Len J. Harris, President

T: 604 669 6807

Toll Free: 866 488 3838

E: len@anglocanex.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.